As filed with the Securities and Exchange Commission, September 19, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

The Swiss Helvetia Fund, Inc.

(Name of Subject Company (Issuer))

The Swiss Helvetia Fund, Inc.

(Name of Filing Person (Offeror))

COMMON STOCK,

$0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

870875101

(CUSIP Number of Class of Securities)

Carin F. Muhlbaum Schroder Investment Management North America Inc. 7 Bryant Park New York, New York 10018 (800) 730-2932	With a copy to: William G. Farrar, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
N/A*	N/A*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Parties: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

THE SWISS HELVETIA FUND, INC.

7 BRYANT PARK

NEW YORK, NEW YORK 10018

1-800-730-2932

September 19, 2018

Dear Stockholder:

As previously announced by The Swiss Helvetia Fund, Inc., a closed-end management investment company organized under the laws of the state of Delaware (the “Fund”, “we,” “our,” or “us”), the Fund’s Board of Directors has approved a tender offer to purchase up to 65% of the Fund’s outstanding shares for cash at a price equal to 98% of the net asset value per share on the expiration date. As part of that announcement, the Fund reported its intention to (1) dispose of a significant portion of its portfolio securities in an orderly fashion, and (2) distribute substantially all of its realized capital gains to stockholders. Accordingly, on September 7, 2018, the Fund declared a stock dividend of $4.91 per share of common stock, $0.001 par value per share, payable on October 19, 2018 to common stockholders of record as of the close of business on September 18, 2018.

STOCK DIVIDEND WITH CASH ELECTION

The dividend will be payable in shares of the Fund’s common stock unless you elect to receive cash in lieu of stock, subject to a limitation on the total amount of cash to be distributed by the Fund equal to 20% of the aggregate distribution, which we refer to as the “20% Cash Limitation”. No action is required on your part to receive the dividend in stock. If stockholders owning more than 20% of the outstanding shares of our common stock elect to receive the dividend entirely in cash, each stockholder making the cash election will receive a prorated portion of the available cash and will receive the remainder of the dividend in shares of the Fund’s common stock. Accordingly, even if you elect to receive the dividend in cash, you could receive a portion of the distribution in shares of the Fund’s common stock.

The number of shares of our common stock to be issued will be based upon a price equal to the volume weighted average price of shares of our common stock on the New York Stock Exchange over the three-day period beginning October 10, 2018 and ending on October 12, 2018. The payment of this stock dividend will increase the number of our outstanding shares of common stock. We will not be able to determine the number of new shares to be issued until we receive all the cash election requests and determine the share price to be used for the balance of the dividend.

If you are a stockholder of record and need additional information regarding the dividend, please contact the transfer agent, toll-free at (888) 556-0425. If your shares of our common stock are held through a bank, broker or nominee, please contact such bank, broker or nominee if you have any questions or need additional information about the dividend or the election they may make on your behalf.

You will be treated as receiving a fully taxable distribution from us, even if you receive some or all of the distribution in shares of common stock. The shares of common stock you receive in the distribution will have a fair market value basis and a new holding period. Please consult your tax advisor for additional information regarding the tax impact to you of the distribution.

THE ELECTION

In order to elect to receive the dividend in cash, you must complete and sign the enclosed election card and deliver it as soon as possible to the transfer agent. For your cash election to be effective, your election card must be received by the transfer agent no later than 5:00 P.M., Eastern time, on October 9, 2018. You may either fax the completed election card to the transfer agent at (718) 765-8722 or return the completed election card in the enclosed envelope to American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, New York, New York 11219.

The submission of an election card with respect to the dividend will constitute the electing stockholder’s representation and warranty that such stockholder has full power and authority to make such election.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance by us of any dividend election card will be resolved by us, in our sole discretion, and our determination as to the resolution of any such questions shall be final and binding on all parties. We reserve the absolute right to reject, at our sole discretion, any election cards determined by us not to be in proper form, not timely received, ineligible or otherwise invalid or the acceptance of which may, in the opinion of our counsel, be unlawful. Neither we nor the transfer agent nor any other person will be under any duty to give notification of any defects or irregularities in election cards or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the dividend will be final and binding.

While each stockholder may elect to receive the entire dividend in cash, the total cash to be distributed pursuant to the dividend will be limited to 20% of the total amount of the dividend. As a result, even if you elect to receive the dividend in the form of cash, you may instead receive a prorated portion of the dividend in cash with the remainder paid in stock.

PAYMENT

Shares of our common stock issued as part of the dividend will be issued only in book-entry form. On October 19, 2018, the transfer agent will issue and mail to each stockholder who is a recipient of stock a statement listing the number of shares of our common stock credited to such stockholder’s book-entry account as well as a check payable to the stockholder for any cash to which such stockholder is entitled (including, if applicable, cash in lieu of fractional shares) as part of the dividend. All cash payments to which a stockholder is entitled as part of the dividend will be rounded to the nearest penny.

We will pay cash in lieu of issuing any fractional shares and this cash will not be counted against the 20% Cash Limitation.

DIVIDEND REINVESTMENT PLAN

The Board has determined to suspend the Fund’s Dividend Reinvestment Plan until the completion of the stock dividend.

TENDER OFFER

As noted above, our Board of Directors has approved a tender offer to purchase up to 65% of the Fund’s outstanding Shares for cash at a price equal to 98% of the net asset value per share on the expiration date of the tender offer. The tender offer is expected to commence promptly following the completion of the dividend and to be completed during the fourth quarter of 2018. In connection with the commencement of the tender offer, we will furnish our stockholders with the offer to purchase, related letter of transmittal and other materials in accordance with the rules of the SEC.

MANAGED DISTRIBUTION PLAN AND STOCK REPURCHASE PROGRAM

On August 22, 2018, our Board of Directors determined to suspend until further notice any distributions that would otherwise be payable pursuant to the Fund’s managed distribution plan. In addition, pending the completion of the tender offer, the Fund has suspended its previously announced stock repurchase program.

This letter is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund. At the time the tender offer commences, the Fund will file with the SEC a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, letter of transmittal, and other related documents. Stockholders of the Fund should read these documents carefully once they are filed with the SEC and become available, as they will contain important information about the tender offer. Stockholders will be able to obtain these documents free of charge, when they become available, from the SEC’s website (www.sec.gov) or the Fund’s website (www.swzfund.com).